Exhibit 99.2

 2025  Sustainability Report

 Contents  This report covers the fiscal year from July 1, 2024, to June 30, 2025, demonstrating progress towards the development of Rhyolite Ridge, our world-class lithium-boron project located in Esmeralda County, Nevada, USA.  This edition highlights our strengthened sustainability strategy, along with key achievements and significant milestones. It outlines material topics relevant to our organization, and highlights our commitment to environmental stewardship, social responsibility, and governance excellence.  This report has been prepared with reference to the Global Reporting Initiative (GRI) Standards 2021. In addition, we  have adopted the Sustainability Accounting Standards Board (SASB) Metals and Mining Standard, version 2023- 12, and the International Financial Reporting Standards (IFRS) Foundation’s General Requirements for Disclosure of Sustainability-related (S1) and Climate-related (S2) Financial Information to guide our data disclosures.  We also outline our contributions to the United Nations Sustainable Development Goals (SDGs), a global agenda aimed at ending poverty, protecting the planet, and promoting prosperity for all. A comprehensive GRI Content Index is provided at the end of this report, compiling disclosures across this report and detailing any omissions.  About this report  We are pleased to present Ioneer’s 2025 Sustainability Report—our fourth annual comprehensive disclosure reflecting our continued commitment to sustainability through well-established programs, practices, and policies.  ABOUT THIS REPORT  2 | Sustainability Report 2025  Sustainability Report 2025 | 3  03  MESSAGE FROM LEADERSHIP  04  IONEER AT A GLANCE  06  YEAR IN REVIEW  08  APPROACH TO SUSTAINABILITY  16  ENVIRONMENTAL STEWARDSHIP  18  PARTNERING WITH COMMUNITIES  28  MATERIALITY TOPICS  31  WHAT WE DID  32  OUR PEOPLE  34  STRONG GOVERNANCE  38  GRI CONTENT INDEX  44

 Message from leadership  At Ioneer, our commitment to core values serves as a compass for decision-making, shaping how our employees interact with each other, stakeholders, and the community.  Ioneer’s pursuit of a sustainable future is one built on responsibility, transparency, and doing what is right. We are pleased to present our 2025 Sustainability Report, reflecting significant progress across environmental stewardship, stakeholder engagement, and regulatory alignment.  This past year, we achieved critical permitting milestones, including successful completion of the Federal National Environmental Policy Act (NEPA) review process in collaboration with the Bureau of Land Management (BLM) and the United States Fish and Wildlife Service (USFWS). This culminated in a favorable Record of Decision (ROD) and Biological Opinion issued in October 2024. Central to these successes were the Project’s commitments to minimizing our impact, sharing economic benefit, and continued conservation of Tiehm’s Buckwheat, and initiation of a Controlled Propagation Plan with USFWS and the BLM to reintroduce Tiehm’s buckwheat in similar habitats outside the Project area. Concurrently, we worked closely with the State of Nevada and county governments to ensure that our environmental permits were aligned with federal requirements. Through active engagement with county officials and local stakeholders, we executed a sustainability Development Agreement reflecting shared priorities and strengthening our operational foundation.  These milestones reflect our commitment to sustainable and responsible mining practices, shaped by the invaluable insights gained through open and meaningful engagement with our stakeholders. These perspectives continue to guide our efforts to create lasting positive impacts for our communities, environment, and industry and underscores our efforts to align operations with leading sustainability frameworks, including GRI, SASB, IFRS, and the United Nations SDGs.  Preparing for Construction and Operations  As we advance the Rhyolite Ridge Project, we recognize that a solid foundation for future operations requires transparent communication, active stakeholder engagement, rigorous environmental stewardship, and strong corporate governance. While commercial operations have not yet commenced, Ioneer has initiated the transition from Project design and permitting into construction and future operations. The active implementation of our sustainability commitments, prior to the initiation of mineral recovery, demonstrates the importance Ioneer places on these obligations.  Our efforts now focus on maintaining and expanding the partnerships and systems essential to ensuring successful operations. These initiatives are designed to uphold our commitment to responsible development, stakeholder collaboration, and the integration of sustainability into every phase of our business.  The issuance of the ROD by the BLM concluded a thorough and collaborative permitting process. This is not an end, but rather just the beginning, and we look forward to strengthening the many relationships that we have developed to reach this point in our journey. Words cannot express our appreciation for the many who have passionately participated in the permitting process; all contributed to and improved our Project.  Bernard Rowe, CEO & Managing Director  Rose McKinney-James, EHSS Committee Chair  4 | Sustainability Report 2025  Sustainability Report 2025 | 5

 Ioneer at a glance  Ioneer was founded in 2001 and headquartered in Sydney, New South Wales, Australia. In 2007, the Company began trading on the Australian Securities Exchange (ASX) as ioneer Limited (“INR”), previously Global Geoscience Limited, and listed on Nasdaq as IONR on 30 June 2022.  With a core mission to responsibly develop the world-class Rhyolite Ridge Project as a critical United States-based source of lithium and boron, we are committed to advancing a sustainable supply of essential minerals that underpin the  clean energy transition. This globally significant Project offers a long-life, secure source of critical minerals and finished products vital to sustainable mobility, renewable energy storage, and advanced technologies. Both lithium and boron are used in clean technologies such as electric vehicles and battery storage for renewable energy, as well as a diverse range of everyday items and innovative technologies that are essential to modern life.  Reno  Las Vegas  Rhyolite Ridge Lithium- Boron Project  Purpose  We exist to enable a sustainable world for all.  Mission  We responsibly and profitably provide the materials necessary for realizing a sustainable planet.  Vision  We see a world in which our global population, our environment and all future generations are thriving.  Our Values  We embrace one another  6 | Sustainability Report 2025  Sustainability Report 2025 | 7  We do what’s right  We act as pioneers  We move forward together  We listen to unlock  We deliver excellence  Ioneer Limited (Ioneer or Company), via wholly owned subsidiary Ioneer Rhyolite Ridge LLC (a subsidiary of Ioneer USA Corporation), owns 100 percent of the Rhyolite Ridge Lithium- Boron Project located in Nevada, USA ioneer

Year in review

Occupational Health and Safety

We place the highest priority on the health and safety of our employees, contractors, and surrounding communities. During the 2024–2025 fiscal reporting year (FY2025), our dedicated full-time workforce logged 48,362 hours without experiencing any recordable injuries or lost-time incidents. This achievement exemplifies our unwavering commitment to cultivating a proactive safety culture and to operational excellence.

To further enhance our safety performance, we finalized our Safety Management System and built on our company-wide safety meetings and training sessions. This centralized system integrates our health and safety protocols, processes, and governance, ensuring our preparedness and effective risk mitigation for our future operations. It also establishes a strong foundation for implementing comprehensive safety and emergency response programs as the Rhyolite Ridge Project advances into its construction and operational phases.


WORK SAFE

PERSONAL & ENVIRONMENTAL SAFETY STARTS WITH YOU FOR YOUR FAMILY FOR YOUR COWORKERS FOR YOUR ENVIRONMENT

ioneer

Key Achievements

1 Advancements in Permitting and Regulatory Compliance

We successfully completed the NEPA review process, secured a favorable Record of Decision and Biological Opinion, aligned state and federal environmental permits, and finalized a Development Agreement with Esmeralda County to support sustainable project development.

2 Biodiversity Conservation Eorts

We advanced biodiversity conservation through habitat monitoring, seed collection, and propagation of Tiehm's Buckwheat, implemented protective measures for Golden Eagles and Desert Bighorn Sheep, and formalized partnerships with USFWS and NDOW to support long-term species recovery and habitat stewardship.

3 Tiehm's Buckwheat Protection Plan

We implemented a comprehensive Tiehm's Buckwheat Protection Plan, incorporating 18 conservation measures and initiating a Controlled Propagation Plan in collaboration with USFWS and BLM to support long-term species recovery and habitat stewardship.

4 Golden Eagle Protection

We continued Golden Eagle monitoring, identifying active nests and assessing breeding success near the Rhyolite Ridge Project. To support conservation and regulatory compliance, the company developed an Eagle Conservation Plan and worked closely with the USFWS to secure a permit under the Bald and Golden Eagle Protection Act.

5 Tribal and Community Engagement

We deepened our commitment to Tribal and community engagement by finalizing a Historic Properties Treatment Plan in collaboration with Tribal Nations and establishing a Development Agreement with Esmeralda County to support infrastructure and public services.

8 |Sustainability Report 2025

Sustainability Report 2025 | 9

 Milestone Accomplishment: Ioneer’s Record of Decision for Rhyolite Ridge Lithium-Boron Project  In October 2024, Ioneer reached a pivotal milestone in sustainable resource development with the Bureau of Land Management’s (BLM’s) issuance of the Record of Decision (ROD) for the Rhyolite Ridge Lithium-Boron Project, following the publication of the Final Environmental Impact Statement (FEIS). This marked the conclusion of a rigorous, multi- year federal permitting process grounded in environmental assessment and public engagement.  The ROD affirms Ioneer’s alignment with high standards of environmental stewardship and authorizes the start of construction, including implementation of the conservation and reclamation measures outlined in the approved project plan. A key requirement prior to the ROD was consultation with the U.S. Fish and Wildlife Service (USFWS) regarding Tiehm’s buckwheat and its critical habitat, an effort supported by Ioneer’s extensive conservation strategy.  The permitting process involved collaboration with federal, state, Tribal, and local stakeholders, resulting in a project that reflects broad input and shared priorities. Notable outcomes include:  Major modification to the location of the western side of the quarry to avoid Tiehm’s buckwheat  Relocation of all possible infrastructure and related disturbance to areas outside of critical habitat for Tiehm’s buckwheat  Relocation of overburden storage facilities to avoid culturally sensitive sites and other important mitigation measures  based on input from Tribal site visits and consultation  Commitments to water conservation  Commitments to minimize and monitor dust emissions to minimize impacts on Tiehm’s buckwheat  Commitments to implement a robust monitoring program to further conservation efforts for Tiehm’s buckwheat  Commitments to reclamation standards and practices within Tiehm’s buckwheat critical habitat that go far beyond industry standards  Seeps and Springs monitoring of 28 features as much as four miles from the Project area and commitments to mitigation for unanticipated impacts  Funding to support Nevada Department of Wildlife (NDOW) long term monitoring programs for big horn sheep and construction of important water resources to support this species  Ioneer has quickly transitioned from permitting to implementation of our conservation commitments. To track this extensive list of commitments Ioneer created an Obligation Registry to establish a rigorous and systematic process that ensures comprehensive tracking and management of all operational, community, and environmental obligations turning our commitments into measurable actions. The Obligation Registry includes detailed procedure and protocol documentation to ensure that our conservation commitments are implemented in a repeatable and systematic fashion.  Highlights of FY2025 conservation efforts are summarized below and described in greater detail later in this report.  Tiehm’s Buckwheat Conservation  Procedure and Protocol documentation for Tiehm’s buckwheat awareness, dust monitoring, critical habitat monitoring, demographic monitoring, light monitoring, noise monitoring, noxious species control, stormwater management, native seed collection, and Tiehm’s buckwheat seed collection for conservation  Non-native, noxious, and invasive species control efforts within critical habitat for Tiehm’s buckwheat  2025 Tiehm’s buckwheat demographic monitoring  Additional greenhouse propagation of Tiehm’s buckwheat and partnership with the Rae Selling Berry Seed Bank  Initiation of a Controlled Propagation Plan in similar habitats outside the Project area, which is a document prepared with the USFWS and the BLM, dedicated to supporting the conservation and recovery of Tiehm’s Buckwheat. It describes Ioneer’s ex-site conservation program for Tiehm’s buckwheat, including our seed collection and greenhouse propagation, and details the phases of conservation efforts for this species, including propagation, reintroduction, and monitoring  Other Biodiversity Conservation Efforts  Continued Seeps and Springs Monitoring within an approximately four-mile radius of Project area  Executed an agreement with NDOW and funding for additional bighorn sheep collaring and two-year monitoring effort to commence in December 2025  Signed an NDOW agreement to construct two watering catchments for desert bighorn sheep  Implementation of a Desert Bighorn Sheep Monitoring and Mitigation Plan  Implemented our seventh year of Golden Eagle survey and nest monitoring  Worked with USFWS to develop permits and mitigation for potential Project impacts to two golden eagle breeding territories  Tribal Engagement and Historic Properties Treatment Plan  Worked closely with the BLM and interested Tribal communities, to complete the Historic Properties Treatment Plan, entailing numerous field visits and engagement meetings with interested Tribal Nations to ensure that their concerns were incorporated into the plan  Established buffer zones around sensitive resources for monitoring by Tribal monitors during implementation and construction activities  Created protocols to recover culturally sensitive resources and treat those resources in accordance with Tribal and regulatory requirements, including Tribal member assistance with data recovery and preparation of an ethnographic study informed and directed by Tribal communities  Completed the Memorandum of Agreement in consultation with the BLM and Tribal communities for implementation of the Historic Properties Treatment Plan  Obtained our Archaeological Resources Protection Act Permit in June of 2025  Tribal Nations Engagement  Ioneer’s Tribal Nations liaison, a member of a Tribe with Nevada roots, routinely reaches out to Tribal communities to provide them with Project updates, participate in community meetings and/or Tribal Council meetings  Seeps and Springs Monitoring Program  10 | Sustainability Report 2025  Sustainability Report 2025 | 11

 Since 2020, Ioneer has provided scholarship opportunities to high school graduates through the Sustainable World Scholarship Program, FY2025’s scholarship recipient was awarded to a Bishop Tribal member  Ioneer hosted numerous Tribal site visits as a part of its Memorandum of Understanding with Tribal communities to provide for Tribal monitors while surface disturbing activities occurred on the Project site  Ioneer is actively pursuing Tribal interest in economic development opportunities created by the Project. This initiative includes intentional outreach by Ioneer’s purchasing department during the procurement process  Community Outreach Development  Throughout the lifecycle of the Rhyolite Ridge Lithium-Boron Project, we strive to cultivate open, trustworthy, and mutually beneficial relationships with Tribal Nations, community members, regulatory bodies, and other key partners. In 2025, we continued to strengthen these relationships through collaborative efforts guided by a detailed Stakeholder Engagement Plan  Ioneer and its dedicated employees purchased and volunteered to help build a playground for the Dyer community  In 2025, Ioneer finalized a Development Agreement with Esmeralda County, in support of public services, infrastructure, and long-term economic growth  Ioneer has participated in community events and supported local charities in 2025  Ioneer maintains a confidential 24/7 grievance hot-line— ensuring that employee or community stakeholders have a mechanism to be heard in a safe environment and to allow Ioneer opportunity to address issues promptly  Water Use  Designed on-site facilities to reduce water usage by more than 30 times that of other domestic lithium mining operations  Committed to offset groundwater for operations through suspension of an equivalent number of wells or pumping currently used for agriculture, ensuring the Project does not increase water usage in Fish Lake Valley as part of Ioneer’s no net increase commitment  Agreed to a net irrigation reduction factor of approximately 15 percent, applied by Nevada Division of Water Resources to water rights converted from agricultural to mining use  Identified alternative cooling systems as future opportunities to significantly reduce water consumption by Ioneer  Sustainable Energy Will Power the Project  During operations the approved plan of operations provides for electrical sources that do not require connection to the local power grid and that is substantially free of carbon  emissions  Project’s primary source of power will rely on heat generated from within the Project’s processing plant using heat recovery and steam power generation equipment sited  High pressure super-heated steam will be generated and will be used to power a 40 megawatt non-condensing steam turbine  For safety and operational redundancy, a backup diesel generator and boiler will be incorporated into the Project power system for times that the sulfur plant is not operational for maintenance or repairs  Partnering with Caterpillar’s Pathways to Sustainability Program  Ioneer is an active participant in this program and source key mine equipment through the program  Program participation will reduce greenhouse gas emissions associated with development of the haul trucks required for project operation  The autonomous fleet operation will improve operating efficiency and reduce greenhouse gas emissions per ton moved  Waste Management Initiatives Drive Sustainability  Ioneer has identified initiatives to improve Project sustainability and is exploring opportunities to further minimize waste streams  The lithium carbonate and boric acid production process produces several sulfate salts and alunite filter cake:  » further processing of the sulfate salts to produce agricultural fertilizer; and  » the use of the alunite filter cake as a cement fly-ash substitute  ISO Management System  Ioneer continued Environmental Management System (EMS) improvements in accordance with ISO 14001:2015 standards  Our Environmental Policy, Obligation Register, and comprehensive Environmental Aspects and Impacts assessment underpins our environmental stewardship planning  These planning efforts completed prior to construction or operations enable us to identify and manage risks while capitalizing on opportunities to reduce our ecological footprint and enhance resource efficiency, positioning ourselves to deliver lasting value—minimizing environmental impacts, empowering communities, and maintaining strong governance to drive sustainable growth  12 | Sustainability Report 2025  Sustainability Report 2025 | 13

 Workforce  At Ioneer, our people and communities are central to our purpose. Since the launch of our 2023 People Pledge, employee engagement, as measured in annual surveys, has reflected strong, positive sentiment, underscoring our commitment to cultivating a workplace where individuals feel valued, supported, and engaged to thrive.  Throughout the reporting year, we prioritized talent retention and aligned work plans to accomplish strategic milestones with our lean team, maintaining our capability to deliver in preparation of construction and future operations of the Rhyolite Ridge Project. Our workforce is well balanced with 37% identified as females and 63% as males.  We remain focused on building a high-performing team anchored in our core values. We seek talented individuals using a merit based approach with the right mix of experience, skills, and qualifications in their areas of expertise that bring diverse perspectives, aligns with our mission, and contributes to driving innovation and long-term success.  Workforce Gender Diversity 2023  54%  46%  Male  Female  Workforce Gender Diversity 2024  55%  45%  Male  Female  Workforce Gender Diversity 2025  63%  37%  Male  Female  we listen to unlock  We seek to understand one another.  We possess the  freedom to constructively disagree and push against ideas.  We build belonging by making people feel heard.  We keep an open mind, even when it’s hard.  We connect and celebrate  with one another.  We are supportive and inclusive to all ioneer collaborators.  We leverage the skills of each team member.  We create alignment and move in the same direction.  we move forward together  we do what's right  We protect and cherish our planet.  We are unwavering with our safety.  We let our courage shine through.  We stop the job, we help, and we act with integrity, even when no one is looking.  we embrace one another  We care deeply  for all our colleagues.  We invest in diversity and use it as a strategic advantage.  We treat everyone in our global community with respect and dignity.  We create an environment where everyone can thrive.  We don't quit, we do it.  We think strategically, thoroughly, and brilliantly.  We honor our commitments.  We are disciplined, we hold each other accountable.  we deliver excellence  We gladly travel through uncharted territory.  We take charge; setting a new course within an energy revolution.  We push against the impossible with our commitment to innovation.  We are the new standard of mining.  we act  as pioneers  people  pledge  4  14 | Sustainability Report 2025  Sustainability Report 2025 | 15

 Approach to sustainability  Transparent & Responsible Development  Environmental Stewardship  GHG & Energy Efficiency  Biodiversity Conservation  Water Stewardship  Stakeholder Engagement  Governance & Standards  Social Responsibility  Innovation & Efficiency  Sustainability Strategic Plan  Ioneer’s sustainability strategy is grounded in a steadfast commitment to responsible development and global leadership in ethical and environmentally conscious practices. Sustainability is integral to every facet of Ioneer’s operations—from Project design and execution to active community engagement and stakeholder collaboration.  Lithium is designated as a critical mineral by the United States government due to its strategic importance in clean energy, defense, and industrial applications, while boron is classified as a strategic material for defense. Rhyolite Ridge is one of only two advanced lithium projects in the United States and the only known lithium-boron deposit in North America, making it uniquely positioned to diversify and secure domestic supply. Ioneer believes that not only producing, but responsibly sourcing these critical minerals is essential to powering the global transition to clean energy, electrification, and resilient supply chains. By proactively preparing for construction and future operations, we are laying the foundation for long-term economic, environmental, and social value.  The Project is expected to produce 19,200 tonnes of lithium carbonate annually. Co-production of boric acid (estimated at 116,400 tonnes annually) provides a dual revenue stream,  enhancing economic resilience and lowering overall production costs. While production has not yet commenced, the active implementation of our sustainability commitments, prior to the initiation of mineral recovery, demonstrates the importance Ioneer places on these obligations. By integrating innovative technologies such as zero-carbon power generation and water recycling, we advance a cleaner, more sustainable energy future while supporting economic growth and preserving biodiversity in the regions where we operate.  Our actions, ensure that the Rhyolite Ridge Lithium-Boron Project operates with minimal environmental impact, resource efficiency, and strong community engagement.  16 | Sustainability Report 2025  Sustainability Report 2025 | 17

 Environmental stewardship  During the FY2025 reporting year, Ioneer achieved significant milestones in the development and permitting of the Rhyolite Ridge Lithium-Boron Project with the issuance of the Record of Decision by the Bureau of Land Management and obtaining a secured loan from the United States Department of Energy for Project development funding. This effort culminated many years of environmental planning and community outreach efforts by Ioneer and the agencies responsible for overseeing and approving Project development plans. Some of the more substantive permitting milestones achieved this year include:  BLM FEIS and ROD for the Mine Plan of Operations  Completion of Ioneer’s Buckwheat Protection Plan and the Section 7 Consultation  Execution of the Memorandum of Agreement, Historic Properties Treatment Plan, and Archaeological Resources Protection Plan permit  Revision to existing Class II Air Quality Operating Permit  Dam Safety Permit for Spent Ore Storage Facility  Nevada State Reclamation Permit  Utility Environmental Protection Act Permit  Water Pollution Control Permit Major Modification  Development Agreement with Esmeralda County  The issuance of the ROD concluded a thorough and  cooperative permitting process that involved numerous federal agencies, Tribal communities, local communities, State  agencies, and the public. This collaborative effort resulted in a sustainable Project that incorporates the needs and concerns of stakeholders. Following the success of these collaborative efforts, Ioneer has quickly transitioned from permitting to implementation of our conservation commitments. To track this extensive list of commitments Ioneer created an Obligation Registry to establish a rigorous systematic process that ensures comprehensive tracking and management of all operational and environmental obligations turning our commitments into measurable actions. With this we have begun to prepare detailed procedure and protocol documentation to ensure that our conservation commitments are implemented in a repeatable and systematic fashion.  In this section we provide more detail regarding the key achievements and milestones achieved during the FY2025 reporting year.  APCM Description  APCM-1 Avoidance of Tiehm’s buckwheat and designated critical habitat  APCM-2 Geotechnical design of the quarry walls to provide appropriate margins of safety APCM-3 Geotechnical monitoring  APCM-4  Establish fencing and signage to protect Tiehm’s buckwheat and critical habitat designated for Tiehm’s buckwheat  APCM-5  Restrict public access to all roads in and through critical habitat  APCM-6  Development of a pollinator habitat reclamation program within critical habitat  APCM-7  Control of nonnative, invasive, and noxious species  APCM-8  Light management to minimize adverse impacts to pollinators  APCM-9  Dust control and monitoring of fugitive dust emissions within Tiehm’s buckwheat subpopulations  APCM-10  Remove fencing and debris from the three UNR transplant experimental sites that are located within Tiehm’s buckwheat critical habitat  APCM-11  Utilize blasting mats when any blasting is to occur proximate to Tiehm’s buckwheat subpopulations and trim blasting techniques and charge delays  APCM-12  Demographic and recruitment monitoring  APCM-13  Develop an ERTI-specific environmental awareness program for project employees, contractors, and guests  APCM-14  Monitor stormwater control measures for project activities located in or with the potential to discharge to critical habitat  APCM-15  Critical habitat subpopulation monitoring  APCM-16  Monitor insect visitors and pollinator diversity and abundance  APCM-17  Monitor noise proximate to Tiehm’s buckwheat subpopulations  APCM-18  Develop and ex-situ conservation program in cooperation with USFWS and BLM  Tiehm’s buckwheat, Nathan Hurner/USFWS, Public Domain, https://www.fws.gov/media/tiehms-buckwheat-10  Tiehm’s buckwheat, Robyn Gertenslager/USFWS, Public Domain, https://www.fws.gov/ media/tiehms-buckwheat-13  18 | Sustainability Report 2025  Sustainability Report 2025 | 19  Tiehm’s Buckwheat Conservation  Tiehm’s buckwheat (Eriogonum tiehmii) is a low-growing perennial herb, first identified in Esmeralda County, Nevada, in 1983. In December 2022, the United States Fish and Wildlife Service (USFWS) listed Tiehm’s buckwheat under the Endangered Species Act and designated 910 acres of critical habitat to help conserve the plant. To ensure the long-term viability of Tiehm’s buckwheat within and near Rhyolite Ridge, we evaluated a broad range of protection and management measures to maintain and uplift the species. In developing these measures, Ioneer consulted with experts who have studied other buckwheat species in Nevada, and who are familiar with similar conservation plans in the Western United States. With the listing of the species and designation of critical habitat in 2022, authorization of the Rhyolite Ridge Project

 Development of a Pollinator Habitat Reclamation Program Within Critical Habitat (APCM-6) – As part of the proposed concurrent reclamation plan, Ioneer will enhance reclamation efforts inside of critical habitat to foster faster recovery of pollinator habitat. The reclamation goals are informed by reference ecosystems but consider how ecological conditions are changed by quarry development. The overall goal of the reclamation is to support the restoration of ecosystem processes and function. Specifically, reclamation efforts inside of critical habitat will be enhanced to accelerate the establishment of habitat suitable for the various life history stages of the diverse pollinator guild that supports Tiehm’s buckwheat (Functional Habitat). As described in the Buckwheat Protection Plan, several methods to enhance the establishment of vegetation within critical habitat will be evaluated during the early phases of concurrent reclamation. These methods will include, but may not be limited to, soil amendments to facilitate establishment of soil biome, establishment of biological soil crusts, enhanced (diversity and quantity) seed mixes, containerized plantings, supplemental irrigation approaches, and salvaged succulents. The validation and the effectiveness of these various methods will be refined and optimized during early phase reclamation efforts, mine years 4 to 18, and prior to implementation of the bulk of reclamation efforts within critical habitat which will begin in Year 19.  required the BLM consult with the USFWS in accordance with the requirements established under Section 7 of the Endangered Species Act. Importantly, Ioneer proactively integrated conservation measures for the species into the Rhyolite Ridge Project well before its proposed listing, investing  $2.5 million in studies to support its protection. Activities included funding studies by the University of Nevada at Reno, other studies by independent consultants, construction of a greenhouse to support conservation efforts for the species, and multiple years of population surveys.  The foundation of the successful Section 7 consultation completed during this reporting year between the USFWS and the BLM was Ioneer’s development of its Buckwheat Protection Plan: Applicant Proposed Conservation Measures for Tiehm’s Buckwheat and its Critical Habitat, which has been incorporated into the approved mine plan of operations and Final Environmental Impact Statement (FEIS) for the Rhyolite Ridge Lithium-Boron Project. This document reflects a collaborative process with the USFWS, the BLM, and Ioneer’s permitting team to create a robust conservation strategy for the plant. Applicant proposed conservation measures and proposed actions are summarized below.  Avoidance of Tiehm’s Buckwheat and Designated Critical Habitat (APCM-1) – Ioneer has redesigned significant parts of its Plan of Operations since the original submission in 2020 to avoid impacts to Tiehm’s buckwheat subpopulations and avoid and minimize impacts to designated critical habitat. Thishasbeen an iterative process that hasincludedrelocation of Project infrastructure, including the haul road. This evaluation required extensive evaluation of slope stability, quarry sequencing, collection of additional geotechnical data, and iterative quarry wall stability assessment along  with revision of appropriate mitigative measures to achieve stability requirements.  Geotechnical Design of the Quarry Walls to Provide Appropriate Margins of Safety and Monitoring (APCM-2 and APCM-3) - Ioneer has implemented geotechnical design and monitoring measures to ensure the stability of quarry walls and protect sensitive species like Tiehm’s buckwheat. To maintain a minimum Factor of Safety (FOS) of 1.20 during operations, ground anchors will be added where needed, and large buttresses will be constructed during closure for long-term stability. Continuous geotechnical monitoring will be conducted using visual inspections, radar, and various remote and subsurface technologies. This continuous monitoring will guide adaptive management actions.  Establish Fencing and Signage to Protect Tiehm’s Buckwheat and Critical Habitat Designated for Tiehm’s buckwheat (APCM-4) - Ioneer will install approximately 40,000 linear feet of wildlife-friendly fencing and signage to clearly mark and protect the boundaries of Tiehm’s buckwheat critical habitat from unauthorized disturbance. Gates will be strategically placed to control access. Signage will be posted every 100 feet to reinforce habitat boundaries. Ioneer will contract a licensed professional to survey the fence alignment, and a Biological Monitor will oversee construction to ensure compliance with habitat protection protocols.  Restrict Public Access to the County Road (APCM-5) - Ioneer will restrict public access to Cave Springs Road where it intersects with mine operations and critical habitat, in compliance with MSHA requirements. Ioneer will use pilot vehicles to manage interactions between public traffic and mine operations, ensuring safety and minimizing disturbance within critical habitat areas.  2020 Proposed Plan of Operations  292.9 acres of disturbance within critical habitat before concurrent reclamation to establish functional pollinator habitat. 2.98 acres of direct impact to Tiehm’s buckwheat subpopulations. Subpopulations 4,  5, 6a, 6b, and 7 affected.  2022 Proposed Plan of Operations  357.2 acres of disturbance within critical habitat before concurrent reclamation to establish functional pollinator habitat. No direct impacts to Tiehm’s buckwheat subpopulations.  2023 Applicant Preferred Alt. (North South Alternative)  191.4 acres of disturbance within critical habitat before concurrent reclamation to establish functional pollinator habitat. No direct impact to Tiehm’s buckwheat subpopulations.  Schematic Depiction of Clustered Planting Approach Proposed for Enhanced and Accelerated Reclamation Efforts within Critical Habitat  Control of Nonnative, Invasive, and Noxious Species (APCM-7) – Ioneer will implement a non-native, noxious, and invasive weed species control program within the operations footprint with a particular focus on saltlover (collectively ‘weeds’) for the life of the Project. Areas of existing disturbance will be evaluated on an annual basis to determine the relative level of infestation and required weed control efforts. Weed treatment will be achieved using herbicide treatments and, where appropriate, mechanical removal techniques. Timing of weed control activities is important to the overall success of the effort. Application will take advantage of post emergence when weeds are small and growing rapidly, but prior to the blooming period to prevent seed development.  Light Management to Minimize Adverse Impacts to Pollinators (APCM-8) – Ioneer will use dark sky lighting best management practices throughout the operations area to minimize the effects of lighting on pollinators and other wildlife that may be present in the area. These efforts would utilize hooded stationary lights and lighting plants. Lighting will be directed onto the pertinent site only and away from adjacent areas not in use, with safety and proper lighting of the active work areas being a priority. As appropriate and when color rendering is not critical or an important part of the job task, the use of sub-500 nanometer lighting spectra will be limited by using 500nm filtered LED fixtures or pure narrow-band amber LED lamps or their equivalent. To help guide efforts to minimize the potential adverse effects of light from operations on adjacent ecosystems, a qualified light management consultant will be retained to assist Ioneer with implementation of this APCM. As a first principle, the implementation of this requirement must comply with safety requirements prescribed by the Mine Safety and Health Administration.  Dust Control and Monitoring of fugitive dust emissions within Tiehm’s Buckwheat Subpopulations (APCM-9) – The Air Quality Impact Analysis (AQIA) prepared for the Project has shown that primary and secondary air quality standards are met during the life of the mine Project. Contour maps of expected emissions show that within critical habitat, including the subpopulations dust emissions will be less than the primary standards. Fugitive dust will be controlled on roadways and other areas of disturbance within the Project in accordance with the Project’s Air Quality Operating permit and expected dust deposition from haul truck traffic along the haul road where it is closest to buckwheat subpopulations 3 and 6 is estimated to be significantly below trigger values established by dust studies conducted on other endangered plants in Nevada.  20 | Sustainability Report 2025  Sustainability Report 2025 | 21

 major storm events to ensure effectiveness and compliance. Monitoring results and any updates to the stormwater plan will be documented in quarterly critical habitat reports.  Critical Habitat Subpopulation Monitoring (APCM-15) – On a quarterly basis, Ioneer will engage qualified biological monitors to monitor, on foot, the conservation fencing surrounding undisturbed critical habitat and document general condition of critical habitat, including the Tiehm’s buckwheat subpopulations. Monitoring efforts will focus on qualitative assessments of general habitat condition, whether or not the fencing constructed as part of APCM- 4 is intact or in need of repair, and if there have been any unauthorized encroachments or disturbance.  Monitoring of Insect Visitors and Pollinator Diversity and Abundance and Noise (APCM-16 and 17) – This monitoring will take place annually. Insect visitors and pollinator diversity and abundance will be conducted using camera and pan traps. Noise monitoring will be conducted near Tiehm’s buckwheat subpopulations. These two new monitoring efforts, coupled with previously identified monitoring protocols, will be looked at comprehensively with other abiotic and biotic monitoring data on an annual basis.  Develop an ex-situ Conservation Program (APCM-18)  - The goal of the conservation program is to identify seed collection, seed storage, and propagation requirements and methods to establish Tiehm’s buckwheat grown in an ex-situ greenhouse setting in potentially suitable reclaimed and undisturbed sites. The program would build on Ioneer’s ongoing seed collection work currently authorized by the USFWS and greenhouse propagation being conducted by Ioneer in the greenhouse constructed on private lands and built for this purpose.  As a part of these conservation efforts, detailed procedures and protocol documents are being developed to facilitate implementation of the conservation measures in a repeatable sustainable fashion. Key procedure and protocol documents that have been developed and approved for use by the USFWS and the BLM include:  Tiehm’s buckwheat awareness,  dust monitoring,  critical habitat monitoring, demographic and recruitment monitoring,  light monitoring,  noise monitoring,  non-native, noxious, and invasive species control,  stormwater management, and  native seed collection for conservation and reclamation purposes  During the FY2025 reporting year, we have completed initial weed control efforts on lands outside of critical habitat, scheduled control efforts within critical habitat, and we have completed the 2025 demographic and recruitment monitoring efforts. Tiehm’s buckwheat awareness training has been given to Ioneer employees and Ioneer contractors working within the operations planning area.  During FY2025, to further the conservation of Tiehm’s buckwheat, Ioneer initiated the development of a Controlled Propagation Plan in collaboration with USFWS and the BLM. The objectives of this plan are to establish new populations of Tiehm’s buckwheat to promote redundancy, representation, and resilience in the species. This will be a multi-year effort that evaluates and refines propagation methods, identifies optimal timing and seasonality for direct seeding and transplantation, and develop management and maintenance activities to optimize success.  Legend  Project Area  GIS Analysis Area  BLM Wilderness Study Area Potential Out Planning Sites  Low Potential  Medium Low Potential Medium Potential Medium High Potential High Potential  Potential Out-Planting Sites  Ioneer is aware of no studies that look at the effects of dust on Tiehm’s buckwheat and proposes as part of this APCM to fund research using Tiehm’s buckwheat plants growing in its greenhouse and, if authorized, in-situ studies at the site. Such a study would further our understanding of the physiology and growth of Tiehm’s buckwheat, and the data will be used to refine thresholds for implementation of management strategies  Remove Fencing and Debris from the Three UNR Transplant Experimental Sites that are Located within Tiehm’s Buckwheat Critical Habitat (APCM-10) - Ioneer will decommission three UNR transplant experimental sites located within Tiehm’s buckwheat critical habitat. This includes the removal of fencing and research-related debris such as clay pots, hoses, and wire baskets. A Biological Monitor will oversee the closure activities and ensure minimal natural contours are restored. The experimental sites will be seeded in the fall using an approved native species to promote revegetation and erosion control. Ioneer will conduct three years of incidental and qualitative monitoring, including annual assessments of vegetation recovery and noxious weed presence, with photo documentation and potential supplemental seeding as needed. This proactive approach supports long-term habitat health.  Utilize Blasting Mats when any Blasting is to Occur Proximate To Tiehm’s Buckwheat Subpopulations And Trim Blasting Techniques And Charge Delays (APCM-11)  - Ioneer will implement specialized blasting protocols near Tiehm’s buckwheat subpopulations to minimize vibration, flyrock, and dust impacts. This includes the use of perimeter/ trim blasting techniques, pre-splitting, and controlled charge delays to reduce energy transmission to the quarry highwall and maintain slope stability. Within 100 meters of sensitive habitat, blasting mats—such as heavy rubber or wire rope— will be used to physically contain flyrock and suppress dust. A Biological Monitor will inspect nearby Tiehm’s buckwheat populations within 24 hours of any blasting activity to assess potential impacts.  Demographic and Recruitment Monitoring (APCM- 12) – Ioneer will collect quantitative data along previously established transects on an annual basis to estimate the number of plants in each subpopulation and track changes in population density, flower production, and size and structure. Every four years a full census of the subpopulations will be conducted. Following the procedures currently authorized by endangered species recovery permit (ESPER2424938) and in accordance with the currently accepted standards determined by the Center for Plant Conservation, Tiehm’s buckwheat seed collection will continue and inform long term monitoring of seed set and  viability. Viability determinations shall be made by the Rae Selling Berry Seed Bank and Plant Conservation Program where the collected seeds are conserved.  Develop an ERTI-Specific Environmental Awareness Program for Project Employees, Contractors, and Guests (APCM-13) - Ioneer will implement an Environmental Awareness Program tailored to the Rhyolite Ridge Project. Integrated into mandatory MSHA site-specific training, the program will educate employees, contractors, and guests on the natural history and conservation status of Tiehm’s buckwheat and its critical habitat. It will outline project-specific conservation measures and clearly communicate restrictions on unauthorized access, including consequences for non-compliance. For operational staff whose duties intersect with habitat protection—such as maintenance crews, autonomous vehicle operators, and field supervisors—additional task-specific training will be provided to ensure alignment with conservation goals and regulatory requirements.  Monitor Stormwater Control Measures for Project Activities Located in or with the Potential to Discharge to Critical Habitat (APCM-14) - Ioneer has developed a comprehensive stormwater control plan to protect Tiehm’s buckwheat and its critical habitat from runoff impacts associated with Project activities. The plan includes structural and procedural best management practices (BMPs) designed to separate contact water from non-contact surface runoff and prevent discharge into undisturbed habitat areas. Stormwater features—including sediment basins and BMPs—will be inspected monthly and after  22 | Sustainability Report 2025  Sustainability Report 2025 | 23

 Other Biodiversity Conservation Efforts  Bighorn Sheep Collaring  Ioneer has entered into a cooperative conservation agreement with the Nevada Department of Wildlife (NDOW) to minimize and mitigate for potential Project effects on desert bighorn sheep. The western side of the Silver Peak Range is identified as occupied desert bighorn sheep habitat. Bighorn sheep are documented to occur within the Project. Within the general area containing the Project the NDOW habitat delineations estimate that there is approximately 38,202 acres of year-round desert bighorn sheep habitat. Escape terrain and multiple springs are located in the hills surrounding the Project and afford ideal bighorn sheep habitat.  Bighorn sheep populations within NDOW’s Management Area 21 are some of only a few remnant herds in west-central Nevada. These bighorn herds have been analyzed genetically, found to be unique, and given the moniker of the “Great Basin Race”. Historically, bighorn sheep movement occurred regularly between the Silver Peak Range (Unit 211), Monte Cristo Range (Unit 213), and Lone Mountain (Unit 212).  In Unit 211, aerial surveys in 2023 detected lamb ratios that were greatly improved (the 2023 classified lamb ratio was 42 lambs per 100 ewes and the previous most recent survey in 2021 was 24 lambs per 100 ewes). Notably, sample size was drastically decreased from previous years. This population has experienced population level contractions primarily caused by bacterial pneumonia and drought conditions. Given the importance of retaining the remnant herd genetics, the conservation of their habitat is paramount.  In collaboration with the NDOW, Ioneer developed and is implementing a Desert Bighorn Sheep Monitoring and Mitigation Plan for the Rhyolite Ridge Lithium-Boron Project. Environmental Protection Measures implemented as part of this plan include:  Operators would be trained to monitor the Operational Project Area (OPA) for the presence of larger wildlife such as deer, antelope, and sheep. Mortality information would be collected and reported, as necessary.  Ioneer would establish wildlife protection policies that prohibit feeding or harassment of wildlife within the OPA boundary.  Following Project construction, areas of disturbed land no longer required for operations would be reclaimed as  required by the BLM to promote the re-establishment of native plant and wildlife habitat.  Speed limits would be posted at 35 miles per hour (mph) on haul roads, 45 mph on access roads, and 25 mph in the OPA.  The processing facility, the quarry, explosive storage area, and contact water ponds would be fenced to specifications outlined in the BLM Handbook 1741-1, as applicable. All fences would include double swing gates to allow for human access. Ioneer would also coordinate with NDOW on fencing specifications. Avian and wildlife protection measures would be in compliance with Industrial Artificial Pond Permit measures.  In addition, Ioneer, BLM, and NDOW developed specific Project mitigation and monitoring measures during the development of the FEIS. To formalize the funding of these mitigation and monitoring measures, Ioneer entered into a cooperative agreement with NDOW in November 2024 and provided the initial funding for the mitigation and monitoring work shortly after entering the agreement.  Two monitoring campaigns are proposed. The first has been funded by Ioneer, is scheduled to occur as soon as December of 2025. The second campaign would commence five years after Ioneer begins site construction activities. To initiate each monitoring campaign a vendor licensed under the State of Nevada will complete the capture work of 20 desert bighorn sheep. NDOW will have a veterinarian and wildlife technicians present to monitor animal health and minimize risk of capture. The capture crew will use a net-gun to capture desert bighorn sheep and will physically restrain individuals with hobbles and blindfolds then sling them back to a basecamp operation. Once at base camp, NDOW personnel will collect biological samples,  collect morphometric data, check for injuries and outfit each sheep with a GPS collar and identifying ear tags. Monitoring of the collared sheep is anticipated to last for two years after initial capture and collaring.  Additional mitigation measures to address potential impacts on bighorn sheep have been identified and will be implemented as Mitigation Measure WL-02. These measures shall take effect two years following the commencement of Project construction activities. Ioneer will fund, and NDOW will construct, two large volume guzzlers in the vicinity of the Project area as described in the FEIS and ROD.  24 | Sustainability Report 2025  Sustainability Report 2025 | 25

 Golden Eagle Conservation  Since 2018, Ioneer has monitored Golden Eagle nesting in the vicinity of the Rhyolite Ridge Lithium-Boron Project to further conservation of the golden eagle and compliance with the Bald and Golden Eagle Protection Act of 1940. The 2024 breeding season resulted in seven nests that were in use and breeding attempts in two of the nests, both of which were successful. The 2025 breeding season resulted in seven nests that were in use and again breeding attempts in two of the nests. Likely in response to regional drought conditions, both nests failed in 2025. To support golden eagle conservation an Eagle Conservation Plan was developed to assess risk to eagles and support permitting efforts for the Project. Ioneer has elected to secure a permit issued under the authority of the Bald and Golden Eagle Protection Act from the USFWS and provide mitigation for eagle conservation as part of Ioneer’s larger conservation efforts. During this reporting year Ioneer has been working closely with the USFWS to complete NEPA review and consultation efforts for this permit program and issuance of the permit and funding of conservation activities is anticipated shortly.  Tribal Engagement and Historic Properties Treatment Plan  Tribal Engagement: During the reporting period Ioneer continued to work closely with Tribal representatives, implementing a Memorandum of Understanding for pre- Project activities to incorporate Tribal perspectives through Tribal monitoring of surface disturbance, revising activities as necessary to avoid sensitive areas. The preparation of the  Environmental Impact Statement and Historic Properties Treatment Plan involved extensive conversations with Tribes to establish mitigation measures that met the needs of all Tribes consulted with on the Project. Ioneer is dedicated to continuous engagement with Tribal communities throughout the construction, implementation, and reclamation phases of the Project. Ioneer continues to be committed to responsible mining practices that honor the cultural and traditional values of Tribal communities.  The Finalization of the Historic Properties Treatment Plan: During the reporting period Ioneer finalized our Historic Properties Treatment Plan (HPTP) through proactive engagement with the Bureau of Land Management and Tribal communities. This effort included numerous meetings on site with these organizations. This plan outlines the actions that Ioneer will take to avoid, minimize and mitigate impacts to historic properties including archaeological sites determined eligible under for protection under Section 106 of the National Historic Preservation Act (NHPA). As part of this process, Ioneer consulted with these valued stakeholders to produce a Historic Properties Treatment Plan (HPTP) that proposes effective avoidance, treatment, and mitigation strategies including the implementation of buffer zones around sensitive areas, monitoring construction activities, recovering sensitive data through archaeological testing and excavation, community outreach through interpretive materials that will be shared with the public, and support of an ethnographic review informed by Tribal communities. Through engagement and review by the Tribes, BLM, and the State Historic Preservation Office, the HPTP was approved by all parties in March 2025. Subsequently, Ioneer secured an Archaeological Resources Protection Act (ARPA) Permit in June 2025 for a cultural resource consultant to implement the mitigation measures outlined in the HPTP prior to Project construction.  Water Use  To uphold Ioneer’s commitment to no net increase in water pumping from Fish Lake Valley during operations, we have collaborated with stakeholders to ensure that Project water used from Fish Lake Valley is offset. We estimate operational water needs for the Rhyolite Ridge Lithium-Boron Project will require approximately 2,500 gallons per minute. During the construction and operational phases, water will be sourced from Quarry dewatering wells and during operations additional supplemental water will be sourced from existing or new water wells in Fish Lake Valley. To offset this use, an equivalent number of agriculture wells or associated pumping in Fish Lake Valley will be suspended. When the Nevada Division of Water Resources’ adjustment to account for the conversion from agricultural use to mining and milling use is factored into  the analysis, these efforts will result in an estimated reduction of approximately 15 percent while the Project’s mining operations are ongoing. In addition, Ioneer has identified potential alternative cooling systems in the processing plant that may further reduce water consumption and increase recycling rates.  Tribal Nations Engagement  Ioneer’s Tribal Nations liaison, a member of a Nevada Tribe, routinely reaches out to Tribal communities to provide them with Project updates, participate in community meetings and/or Tribal Council meetings. A key aspect of the Tribal liaison position is to actively pursue partnering opportunities or opportunities to engage Tribal entities in economic development opportunities that derive from the Project.  Community Outreach Development  Meaningful and transparent engagement with stakeholders and local communities is a cornerstone of Ioneer’s approach to responsible resource development, which is reflected in our approach to Project permitting. Working with our stakeholders and local communities played a significant role in the timely and successful acquisition of the Project’s permits. In 2025, we continued to strengthen these relationships through collaborative efforts guided by our detailed Stakeholder Engagement Plan.  On April 1, 2025, the Esmeralda County Commission unanimously adopted a Development Agreement. This agreement will support public services, infrastructure, and long-term economic growth by providing approximately  $5-7 million to Fish Lake Valley and over $10 million in road upgrades to the surrounding Esmeralda County. To further reinforce Ioneer’s commitment to doing business locally, Ioneer will focus on local hiring, workforce development, and partnerships with local businesses through a series of job fairs and additional events, ensuring residents have direct access to employment opportunities as they become available. This agreement solidifies years of collaboration and commitment to environmental sustainability and community outreach in Esmeralda County.  Sustainable Energy Will Power the Project  Providing essential minerals, including the strategic development of minerals essential for a sustainable power future, is at the core of Ioneer’s mission. This value is reflected in our approach to the sustainable development of the Rhyolite Ridge Project. The approved plan of operations provides for the use of electricity that does not require connection to the  local power grid and that is substantially free of GHG carbon emissions. Power for the Project will rely on waste heat from other plant processes as its primary source of power through the use of heat recovery and power generation equipment sited within the Project’s processing plant. High pressure super-heated steam will be generated in the sulfuric acid plant and will be used to power a non-condensing steam turbine. For safety and operational redundancy, a backup diesel generator and diesel boiler will be incorporated into the Project power system for times that the sulfur plant is not operational for maintenance or repairs. During the reporting period, Ioneer obtained its Nevada Utility Protection Act (UEPA) permit to develop this unique power source and to decouple the Project from the regional grid, further reaffirming our commitment to  reducing Carbon Dioxide emissions.  Partnering with Caterpillar’s Pathways to Sustainability Program  Ioneer has partnered with Caterpillar’s Pathways to Sustainability Program for automation and reduction of greenhouse gas emissions through their remanufacturing and metals recycling programs aimed at reducing lifecycle product waste. Caterpillar’s rebuild program can extend to the life of a haul truck and its components well beyond 100,000 hours. The program employs reused steel, resulting in lower manufacturing energy requirements and reduced GHG emissions. CAT’s MineStar Command provides fully integrated autonomous mining systems that increase efficiency and reduce GHG emissions by decreasing idle time and delay and minimizing empty travel. Ioneer’s partnership with Caterpillar’s Pathways to Sustainability Program will reduce the overall GHG emissions for the Rhyolite Ridge project and provides an excellent example of the sustainability opportunities provided by Ioneer’s strategic partnering program.  Waste Management Initiatives Drive Sustainability  During the reporting period Ioneer continues to explore circular economic initiatives to improve Project sustainability by minimizing waste streams. The lithium carbonate and boric acid production process produces several sulfate salts, an alunite filter cake, and spent ore as unused materials. Ioneer is assessing the use of calcium and magnesium salts as potential dust control alternatives, further processing of the sulfate salts to produce agricultural fertilizer, and the use of the alunite filter cake as a cement fly-ash substitute.  26 | Sustainability Report 2025  Sustainability Report 2025 | 27

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Partnering with communities

Stakeholder Engagement

Continuous stakeholder engagement empowers us to create sustainable value and lasting positive impact. Over the past year, we've prioritized inclusive collaboration to ensure that our strategies and actions effectively address the diverse needs and concerns of our stakeholders. In addition, we have strengthened our commitment to social responsibility by actively investing in and engaging with local communities, fostering long-term partnerships that promote shared value, resilience, and sustainable development.

- To affirm our dedication to safety, Ioneer attended the Walker River Fire Safety Day event in support of the Walker River Paiute Tribe and First Responders.
- Ioneer, along with one of our charitable employees, contributed $20,000 at the Esmeralda County Commission meeting in December towards the purchase of new playground equipment at the Fish Lake Valley Community Center, providing essential funding that transformed this mission from concept to reality. Ioneer demonstrated its commitment to social responsibility by not only providing financial support but also contributing hands-on volunteer efforts to build the playground for the Dyer Community, exemplifying our dedication to meaningful stakeholder engagement and community partnership.
- We advanced our Sustainable World Scholarship Program, supporting Nevada students pursuing higher education in Engineering, Science, and/or Mining who share Ioneer's vision of developing the critical materials and innovative solutions essential for building a sustainable and thriving future. This years' recipients will receive annual scholarships for tuition fees and room & board assistance at the college or university of their choice.


Our Commitment to Community Engagement
Proactively worked together with Esmeralda County and community residents to reach Development Agreement and overarching Framework for Continued Collaboration
Supported local charitable causes and community events for many years and look forward to continuing to do so going forward
Worked collaboratively with regional economic development authorities to explore opportunities for local businesses and communities relating to the Project
Collaborated with institutions of higher education, including community colleges, to develop workforce training programs and curriculum for the workforce needs at the Project
Through Ioneer's Sustainable World Scholarship Program, Ioneer has contributed over $35,000 to local high school graduates to provide educational expense support

Government and Regulatory Bodies	
How we engage	**Key topics of engagement**
• Meetings • Formal Project Updates • Q&A Sessions • Workshops • Weekly Meetings with County Liaison	• Economic development and job creation • Taxation and investment incentivization • Biodiversity and land use • Formal project updates

Community	
How we engage	**Key topics of engagement**
• Community Meetings • Listening Sessions • Newsletters / Email Announcements • Local Publications • Workshops • Community Events	• Economic development and job creation • Local employment • Community investment and support • Water stewardship • Transportation and mobility • Housing and community development initiatives • Formal project updates

Tribal Nations	
How we engage	**Key topics of engagement**
• Direct Consultations • Indirect Consultations facilitated between the BLM and Tribal governments (as part of the NEPA review) • On-site Cultural Monitoring	• Social and economic inclusion • Indigenous peoples employment • Community investment and partnerships • Potential impacts to cultural resources

Institutions and Associations	
How we engage	**Key topics of engagement**
• Meetings • Conferences / Symposiums • Workshops	• Biodiversity and land use • Environment and emissions reduction • Process technology • Housing and community development initiatives • Workforce development

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Sustainability Report 2025 | 29

 Investors  How we engage Key topics of engagement  Annual Meeting of Shareholders  Quarterly Analyst Calls  SEC Filings  Annual Sustainability Report  Investor Presentations and Investor Days  Regular Investor Outreach and Engagement  Materiality Assessment Exercise  Biodiversity and land use  Emissions reductions  Energy transition  Water stewardship  Governance and executive compensation  Economic development  Emerging regulations  Financial discipline and capital allocation  Transparency/ external reporting  Safety and operational performance  Commitment to local communities  Health, safety, and well being  Talent attraction  Customers and Supply Chain  How we engage Key topics of engagement  Contract Negotiations  Supplier Enrollment Process  Supplier Meetings  Performance expectations  Cost efficiencies  Alignment with safety standards and regulatory compliance expectations  Employees  How we engage Key topics of engagement  Organizational Health Surveys  Performance Management  Career Development  Health and Safety Training  Policy Training  Town Halls  Integrity Helpline  Employee Wellness Programs  Health, safety and the environment  Career development and enhancement  Ethics and compliance  Benefits  This reporting year, we built on last years five most critical material topics shaping Ioneer’s economic, environmental, and social performance—factors that drive our organization’s decisions and those of our stakeholders. We use the Global Reporting Initiative (GRI) definition of materiality, which states that a material topic reflects a reporting organization’s significant economic, environmental, and social impacts, or substantively influences the assessments and decisions of stakeholders. Once identified, these topics were prioritized in terms of importance to our business and stakeholders. In the upcoming year, these key topics will continue to guide our focus and set our priorities.  Focused FY2025 Materiality Topics  01  05  02  03  04  Biodiversity and Land Use  Sustainability and Greenhouse Gas Emissions  Local Communities and Indigenous Peoples  Talent Attraction, Development, and Retention  Water and Effluents  Material topics  Given the constantly evolving business landscape, we recognize that material topics may shift over time. At Ioneer, our team is committed to regularly reviewing external factors, understanding their implications for our business, and maintaining our competitive edge. We plan to conduct a materiality assessment every two to three years to ensure our strategy reflects the changing environment.  30 | Sustainability Report 2025  Sustainability Report 2025 | 31

 With the signing of our positive Record of Decision, we were able to initiate our work on conserving Tiehm’s buckwheat, begin our support for monitoring and enhancing the local population and habitat for Desert Bighorn Sheep, and continue our work monitoring Golden Eagle nesting and reproduction. Additionally, Ioneer obtained an Archaeological Resources Protection Act Permit to initiate implementation of our Historic Properties Treatment Plan.  We invested in our local communities and indigenous peoples through collaboration on the finalized Esmeralda County Development Agreement focusing on road improvements and maintenance, and the Historic Properties Treatment Plan.  Scholarship donations of approximately $10,000  Tonopah Historic Mining Park Foundation Donation  Walker River Paiute Tribe PowWow Donation  University of Nevada Reno PowWow Donation  Dorca’s Women’s Club - Senior Dinner (Fish Lake Valley) Donation  Dozers and Dirt Sponsorship (Nevada Children’s Cancer Foundation)  FLV Poker Run (EMS and Fire Fundraiser) In-Kind, Plus Monetary Donation  Fish Lake Community Support Association – Fourth of July Celebration & playground equipment purchase  Jim butler days in Tonopah participation and donation  Tonopah main street Donation  Goldfield main street Donation  Goldfield days Donation  Fish Lake Elementary career days and school supplies  Communities in schools and school supply drive donations – provided by charitable ioneer employees  Radio Goldfield (NonProfit) Donation monthly  Support of Local Publication Dyer Flyer  We committed to our goal of no net increase in water use during our operational phase by managing our acquired water rights with an adjustment from the Nevada Division of Water Resources to reach, on an annual basis, a net reduction in the amount of water pumped in Fish Lake Valley.  We focused our hiring efforts on local hiring, workforce development, and partnerships with local businesses through a series of job fairs and additional events, ensuring that residents of Fish Lake Valley have direct access to employment opportunities as they become available.  Contribution to UN SDGS  The 17 United Nations Sustainable Development Goals (UN SDGs) provide a blueprint for a more prosperous world and the roadmap out of current global crises. Ioneer has aligned our strategies, operations, and goals with the UN SDGs to contribute towards achieving these global objectives. During the last year, Ioneer has focused on advancing five of the 17 SDGs: Clean Water and Sanitation, Affordable and Clean Energy, Industry, Innovation, and Infrastructure, Responsible Consumption and Growth, and Life on Land.  SDG 6 (Clean Water and Sanitation): Ioneer committed to fulfilling its no net increase in water pumping from Fish Lake Valley and implemented best management practices in the design of the Rhyolite Ridge Lithium-Boron Project, reducing stormwater runoff, aligning our work with the UN’s goal of ensuring availability and sustainable management of water and sanitation for all.  SDGs 7, 9, and 12 (Affordable and Clean Energy; Industry, Innovation, and Infrastructure; and Responsible Consumption and Growth): Aligned with Ioneer’s foundational mission statement, providing materials for a sustainable and thriving planet. The Rhyolite Ridge Lithium-Boron Project will not only quadruple the United States’ domestic lithium supply but will also strengthen the domestic electric vehicle battery supply chain, providing materials that are essential in achieving a sustainable future for the planet.  SDG 15 (Life on Land): Ioneer began to implement the conservation measures outlined in the Buckwheat Protection Plan for Tiehm’s buckwheat, and other measures outlined in the Final Environmental Impact Statement and Record of Decision. Conservation measures were built into the design plans for the Rhyolite Ridge Lithium-Boron Project, and Ioneer is actively working with the Bureau of Land Management and United States Fish and Wildlife Service to promote biodiversity and enhance habitat for Tiehm’s buckwheat, Desert Bighorn Sheep, and Golden Eagles.  What we did  This past year, we made significant progress in promoting biodiversity and minimizing our land use impacts.  Reporting Framework  Commitment to Transparency & Accountability: TSM  As in previous years, Ioneer’s goal is to achieve a “Level A” rating under the TSM accountability framework to guide our sustainable strategy by executing transparent, accountable, credible, and measurable actions across eight protocols and 30 indicators. During FY2025, we continued to build and strengthen our protocols as we move towards a future assessment by TSM.  Sustainability Strategic Plan Progress  Our Sustainability Strategic Plan remains the compass for our actions, anchored in four key pillars:  Environmental: Established an Obligation Registry, advanced water sustainability, and prioritized biodiversity  Social—Internal: Enhanced our internal training on environmental and safety policies and procedures, advancing a company culture of responsibility and care.  Social—External: Fostered authentic dialogue through stakeholder, community, and Tribal engagement, ensuring diverse voices are heard and integrated into Project planning.  Governance: In 2025, reinvigorated our training policies and procedures to better incorporate and address diversity, identify and stop human trafficking and child labor/slavery, and refine our risk management at the board level.  Continuous Improvement and Future Focus  As we enter the construction and operational stages, we are dedicated to evolving our current initiatives to align fully with the UN SDGs, TSM accountability standards, and our Sustainability Strategic Plan, ensuring a sustainable future for Ioneer.  Advancing United States Energy Independence  The Project has received full federal permitting and closed a $996 million loan from the United States Department of Energy under the Advanced Technology Vehicles Manufacturing (ATVM) program.  By processing lithium carbonate on-site, Ioneer avoids reliance on foreign refineries, helping to localize the EV battery supply chain and reduce geopolitical risk.  Offtake agreements with manufacturers like Ford, PPES (a Toyota-Panasonic Joint Venture), and EcoPro Innovation demonstrate strong market integration and support for domestic manufacturing.  Electrification Impact  The Project is projected to reduce gasoline consumption by 145–176 million gallons annually and prevent the release of  1.29–1.56 million tons of CO₂.  Lithium sourced from Rhyolite Ridge will facilitate the transition to vehicles that lower CO2 emissions, grid-scale battery storage to support dependable utilities and artificial intelligence infrastructure, and strengthen renewable energy infrastructure.  The site will operate with steam-powered energy generation, minimizing carbon emissions and reducing dependence on the Nevada grid.  Boron’s Role in Clean Tech and Industry  Glass and ceramics used in solar panels and electronics.  Fiberglass insulation and permanent magnets in EV motors.  Agricultural fertilizers that improve crop yields.  Its stable pricing and broad industrial use make boron a strategic buffer against lithium market volatility.  Rhyolite Ridge will be the first new boron mine in the United States in nearly a century, revitalizing domestic production of this underappreciated strategic mineral.  Sustainability and Innovation  The Project avoids evaporation ponds and tailings dams, reducing environmental footprint.  Water usage is low (~4,000 acre-ft/year), and over 50% of water used will be recycled.  Ioneer is implementing automation of its mining fleet, improving safety and operational efficiency.  Extensive stakeholder engagement and habitat protection (e.g., Tiehm’s buckwheat) reflect a commitment to responsible development.  Long-Term Vision  With a projected mine life of 95 years, Rhyolite Ridge is designed for long-term impact on United States energy security, economic growth, and responsible development.  Its vertically integrated model—from mining to chemical conversion—serves as a blueprint for future critical mineral development in stable jurisdictions.  32 | Sustainability Report 2025  Sustainability Report 2025 | 33

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Our people

Talent Attraction, Development, and Retention at Ioneer

At Ioneer, we are committed to creating a workplace where every team member feels valued, safe, and engaged every day. We actively support career development through hands-on learning, targeted training programs, and continuous skills development opportunities. Recognizing the unique contributions of our employees, we offer fair, competitive, and equitable compensation—including base and variable pay—that exceeds living wage standards and is benchmarked annually against market data. This ensures our talent feels genuinely recognized and motivated.

Our remuneration approach includes eligibility for all employees to participate in our Short-Term Incentive Plan (STIP), with targets aligned to industry standards and roles across the organization. Senior-level and key contributors also have access to our Long-Term Incentive Plan (LTIP). While our workforce is not currently covered by collective bargaining agreements, we prioritize open communication and responsive employment practices.

Given the challenges of attracting and retaining qualified candidates in rural areas and the inherent uncertainties associated with being part of an energy transition start-up, we have introduced a supportive three-month notice period. This approach balances the needs of our employees for employment security with the operational requirements of the business during our development phase. As our Project moves into construction and operational phases, we anticipate these unique arrangements will evolve accordingly.

To prepare for growth, we concentrated on developing a comprehensive workforce planning framework. This framework forecasts the full-time equivalents (FTEs) and roles needed to support future operational and strategic objectives. It enables proactive market engagement, focused upskilling, and the creation of competitive compensation packages to attract and onboard talent that closes capability gaps.

In readiness for moving into production, a draft Talent Acquisition Plan has been developed that once finalized will guide team expansion through the construction and operations phases. This plan outlines critical skills requirements, labor supply analysis across jurisdictions, equal opportunity objectives, work schedules, commuting support, resettlement assistance, compensation structures, team culture initiatives, and recruitment approaches designed to attract and retain high-quality talent.

By cultivating a corporate culture that fosters excellence and supports our employees' professional and personal growth, Ioneer strives to build a resilient, skilled, and motivated workforce poised to deliver lasting value and propel our mission forward.


IONEER USA CORPORATION
ioneer
Rhyolite Ridge
Esmeralda County, Nevada
ioneer
CUSTOM LININGS


Inclusivity
Creating a workplace where everyone can thrive.
01
Respect
Prioritizing respect for all individuals.
02
Supportiveness
O ering a supportive environment.
03
Integrity
Consistently doing what is right.
04
Accountability
Holding ourselves accountable.
05
Open Communication
Listening and valuing diverse perspectives.
06
Innovation
Encouraging creative solutions.
07
Collaboration
Listening and valuing diverse perspectives.
08

Employee Engagement

At Ioneer, employee engagement is central to building a resilient, motivated, and high-performing workforce that shares our commitment to sustainability and innovation. We conduct annual engagement surveys to collect valuable insight and actionable feedback that enable us to continuously improve employee experience and promote a positive workplace culture.

Employee Training and Upskilling

Through its Training & Development Policy, Ioneer will equip the Rhyolite Ridge Lithium-Boron Project workforce with essential skills and proactively prepare for future development needs as the Project enters its operational phase, ensuring team capabilities and sustained success. Additionally, our annual performance reviews focus on setting development goals for the coming year. These goals often include participating in training sessions for skill enhancement, fostering future growth, and encouraging continuous education.

Prevention of Child and Forced Labor Across Our Value Chain

Ioneer firmly condemns any forms of human rights violations, including modern slavery, child labor, and forced labor, both within our own operations and among our suppliers. According to our Supplier Code of Ethics, all suppliers are required to adhere to the International Labor Organization's (ILO) Declaration of Fundamental Principles and Rights at Work. In accordance with the TSM Guiding Principles, suppliers must not participate in, or support forced or child labor practices.

Health, Safety, and Wellbeing

Our culture is founded on the core values of inclusion, integrity, collaboration, transparent communication, and a strong drive to deliver innovative results. At Ioneer, we are dedicated to:

1. Ensuring a healthy and safe workplace for employees, contractors, and business partners to minimize incidents and accidents and eliminate serious injuries.

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 2. Fostering a diverse and inclusive work environment that mirrors the communities in which we operate, supporting equal opportunities for success and growth, and maintaining a zero-tolerance policy for biased or unethical behavior  The EHSS Committee provides guidance that drives all safety related processes and practices at Ioneer. This Committee is responsible for addressing health and safety incidents, system failures, and operational concerns, as well as for the development, review, and approval of safety procedures and policies related to the Rhyolite Ridge Project.  Benefits and Wellbeing  We deeply care for the physical and emotional wellbeing of our employees. We do so by providing our employees competitive healthcare benefits, paid time off, and retirement savings investment accounts. All full-time employees are eligible to enroll in group medical, dental, vision, life, and long-term disability benefits, and for their dependents, beginning on their first day of the month after employment at Ioneer. Our voluntary 401K plan is available to our United States based full-time employees, in which Ioneer matches contributions for  up to 5% of earnings. Benefits begin the first day of the month after employment.  Through our primary health care provider strong support is provided for virtual, and out-patient mental health and substance abuse disorders. Ioneer’s suite of health and wellness programs also includes an Employee Assistance Program, through another insurance provider that includes help at no cost for confidential emotional counseling, work-life solutions, financial resources, identity theft services, legal guidance and online will preparation.  Per our time-off policy, we offer our full-time employees vacation time based on experience and years of service, in addition to a sick-time package upon hire. Our employees are eligible for a remote working arrangement if agreed upon with the hiring manager or situational circumstances.  Health and Safety  Health and safety are critical priorities for Ioneer, essential not only to our organization but to the entire industry. We are committed to ensuring that all our employees – full-  time, part-time, and contract – return safely to their families. We are pleased to report zero injuries or lost time over the 48,363 hours worked by our full-time employees. To support this commitment, we have established a Safety Committee composed of members from various departments. We also conduct a series of “lunch and learn” sessions throughout the year, covering topics such as Protecting Tiehm’s Buckwheat: Our Role in Preserving a Rare Species. Looking forward, our fully vetted Safety Management System to document our health and safety protocols, processes, and governance. Additionally, we are developing a Crisis Management program to guide our response to emergency scenarios and ensure prompt, effective action.  Within the reporting year, our employees participated in both online and in-person safety-related training sessions equating to over 233 hours. Such topics within these training sessions included:  Working at Heights  Safe Driving  Bloodborne Pathogens  Workplace Violence  Fire Prevention  Corporate Policies (Supply Chain Code of Ethics)  Environmental Awareness and Compliance (incl. Spill prevention and Control, Hazardous Waste, etc.)  Material Handling  Job Safety and Field Hazard Assessments  Sulfur Safety  2024-2025 health and safety metrics:  » 43,363 total hours worked by our FTEs  » 198 hours of health and safety related training undergone by our FTEs  » 0 Lost time  PLAN  Identify the problem  CHECK  Verify effectiveness  DO  Test possible solutions  ACT  Implement the best solution  ISO 45001  and 14001  36 | Sustainability Report 2025  Sustainability Report 2025 | 37

 Strong governance  At Ioneer, robust governance is integral to our sustainability strategy and operational integrity. We are committed to transparency, ethical leadership, and accountability in how we operate, engage with communities, and manage our organization. Our governance practices are aligned with globally recognized standards, including the Global Reporting Initiative (GRI), the United Nations Global Compact (UNGC), and the Toward Sustainable Mining (TSM) framework.  Our Corporate Governance framework defines the roles, responsibilities, and reporting structures across all levels of the organization—from the Board of Directors and its Committees to executive leadership and operational teams. This framework is designed in accordance with the ASX Corporate Governance Council’s Principles and Recommendations, supporting the effective management of strategic, financial, and sustainability- related risks.  Board Oversight and Committee Structure  The Board of Directors holds ultimate responsibility for Ioneer’s strategic direction, business performance, and accountability in key areas of sustainability, ethics, and corporate oversight. In fulfilling its duties, the Board considers the interests of shareholders, employees, stakeholders, and the communities in which we operate. This includes regular review of our health, safety, and environmental practices to ensure their adequacy and effectiveness.  To support the Board’s governance role, four standing committees provide structured advice and guidance::  Audit & Risk Committee — Oversees financial integrity, risk management frameworks, and compliance obligations.  Nomination & Remuneration Committee — Advises on board composition, leadership succession, and fair, responsible remuneration aligned with performance and values.  Project Execution Committee — Monitors progress and strategic alignment of the Rhyolite Ridge Project, ensuring milestones and resource management are optimized.  Environmental, Health, Safety & Sustainability Committee — Provides oversight on sustainability initiatives and stakeholder engagement.  Each Committee operates under a written charter approved by the Board, setting out its responsibilities, authority, and reporting lines. These structures facilitate informed decision- making and help ensure the company maintains high standards of governance, accountability, and ethical conduct.  As of August 2025, the Board consisted of six members, the majority of whom have been assessed by the Board as independent.  Margaret R. Walker  Independent, Non-Executive Director  Appointed February 2021  Chair Project Execution Committee  Member Audit & Risk Committee and  EHSS Committee  Tim Woodall  Independent, Non-Executive Director  Appointed May 2025  Chair Audit & Risk Committee  Member Nominations & Remuneration  Committee  Bernard Rowe  Managing Director & CEO  Appointed August 2007  Member Project Execution Committee  Diversity within our Board  The Company endeavors to create a diverse work environment in which everyone is treated fairly and with respect and where everyone feels responsible for the reputation and performance of the Company. The board of directors of the Company and management believe that the Company’s commitment to this policy contributes to achieving the Company’s corporate objectives and embeds the importance and value of diversity  within the culture of the Company. Amongst several objectives, our Diversity Policy affirms: our commitment to recruit personnel on the basis of merit, skills, qualifications; prevent unlawful discrimination and harassment; open recruiting process to all candidates; and provide training that promotes diversity and mutual respect.  James D Calaway  Executive Chair  Appointed April 2017  Member EHSS Committee  Alan Davies  Independent, Non-Executive Director  Appointed May 2017  Chair Nominations & Remuneration Committee  Member Audit & Risk Committee and  Project Execution Committee  Rose McKinney-James  Independent, Non-Executive Director  Appointed February 2021  Chair EHSS Committee  Member Nomination & Remuneration  Committee  38 | Sustainability Report 2025  Sustainability Report 2025 | 39

Our Executive Leadership Team

The Board has delegated responsibility for the day-to-day management of the Company to the Managing Director (MD), and through the MD, to executive leadership team and senior management.


James D. Calaway
Executive Chairman


Bernard Rowe
Managing Director


Ian Bucknell
Chief Financial Officer & Company Secretary


Matt Weaver
Senior Vice President of Engineering & Operations


Ken Coon
Vice President Human Resources


Yoshio Nagai
Vice President Commercial Sales & Marketing


Chad Yeftich
Vice President Corporate Development & External Affairs

For more information on our Corporate Governance framework, please refer to our Corporate Governance Statement.

Alignment with ASX Principles

1. Lay solid foundations for management and oversight: We maintain a formal governance framework that clearly delineates roles and responsibilities across the Board, its committees, executive leadership, and operational management. This ensures effective oversight, informed decision-making, and accountability throughout the organization.
2. Structure the Board to add value: Our Board of Directors is composed to support effective oversight and strategic leadership. Board committees are structured to provide expertise in critical areas such as risk, project execution, sustainability, and remuneration, contributing to well-rounded and value-driven governance.
3. Instill a culture of acting lawfully, ethically and responsibly: Our operations are guided by a values-driven culture with ethical conduct embedded into project practices, stakeholder engagement, and sustainability commitments. This includes adherence to international sustainability standards and compliance with national regulatory obligations.
4. Safeguard the integrity of corporate reports: Sustainability disclosures are prepared in accordance with globally recognized standards (GRI, SASB, IFRS), ensuring that our reporting is accurate, comparable, and transparent. The Audit & Risk Committee oversees the integrity of our financial and non-financial reporting.
5. Make timely and balanced disclosure: We report consistently on material developments, including permitting milestones, stakeholder agreements, sustainability initiatives, and performance metrics. These disclosures support transparency with investors, regulators, and broader stakeholders.
6. Respect the rights of security holders: Through ASX and Nasdaq listings, we maintain accessible, balanced, and timely communications with shareholders. Our disclosures and governance policies ensure that investors have visibility into strategic and sustainability performance areas.
7. Recognize and manage risk: The Audit & Risk Committee and the Environmental, Health, Safety & Sustainability Committee play key roles in overseeing operational, environmental, social, and strategic risks. Our ISO-aligned management systems support risk mitigation across project development stages.
8. Remunerate fairly and responsibly: The Nomination & Remuneration Committee ensures our remuneration policies are performance-linked, aligned with long-term value creation, and reflective of our commitment to responsible leadership and sustainable practices. We also foster an inclusive and diverse workplace that supports talent retention and development.

Ioneer Corporate Policy Snapshot

Policy	Purpose & Focus	Governance Alignment
Code of Conduct	Sets expectations for ethical, lawful, and respectful behavior across all roles and relationships.	ASX Principle 3 (Ethical Conduct)
Anti-Bribery & Corruption Policy	Establishes zero tolerance for bribery, corruption, and unethical practices by employees or third parties.	ASX Principle 3 & 4
Supply Chain Policy	Ensures procurement and supply chain partners meet standards on ethics, safety, sustainability, and local engagement.	ASX Principles 3, 6 & 7
Management of Change Policy	Outlines procedures for safely and effectively managing operational, organizational, or procedural changes.	ASX Principle 7 (Risk Management)
Site Hazard Awareness Policy	Educates employees and contractors on site-specific risks, emergency response protocols, and mitigation procedures.	ASX Principle 7 (Operational Safety Oversight)
Health & Safety Policy (Golden Rules)	Defines Ioneer's safety culture, including clear "Golden Rules" for behavior, compliance, and hazard prevention.	ASX Principle 7 & 8
Community, Indigenous Peoples & Tribal Nations Policy	Builds respectful relationships through consultation, cultural preservation, and shared benefit initiatives.	ASX Principle 7 (Stakeholder Engagement)
Environmental Policy	Commits to protecting biodiversity, conserving natural resources, and maintaining regulatory compliance.	ASX Principle 7 & SDG Alignment (6, 12, 15)
Equal Employment & Child Labor Policy	Guarantees equal opportunity and prohibits discriminatory or exploitative practices across all jurisdictions.	ASX Principle 8 (Fair & Inclusive Workplace)
Harassment-Free Workplace Policy	Establishes a zero-tolerance approach to harassment or discrimination in any form.	ASX Principle 3 & 8
Human Rights Integrated Policy	Aligns with the UN Guiding Principles and TSM Protocols to protect individual rights and promote ethical business.	ASX Principle 3 & Global Framework Alignment
Supplier Code of Ethics Policy	Guides suppliers to act responsibly, ethically, and in line with Ioneer's values across the supply chain.	ASX Principle 6 & 3
Whistleblower Policy	Protects reporters of misconduct, ensures non-retaliation, and strengthens transparency through a formal process.	ASX Principle 4 (Reporting Integrity)
Diversity Policy	Promotes a respectful, inclusive, and performance-based workplace environment.	ASX Principle 2 & 8

Please refer to https://www.ioneer.com/about/corporate-governance/ to view our corporate policies and charters.

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Risk Oversight

Ultimate responsibility for risk management lies with the Board of Directors. Each standing Committee of the Board contributes to this oversight, with the Audit & Risk Committee playing a central role. This Committee supports the Board by overseeing the risk management framework and ensuring that material business risks are effectively managed.

Environmental and climate-related risks are assessed within the broader governance category, reflecting their potential impact on long-term sustainability. We also monitor emerging risks across all categories due to their potential to cause significant economic disruption.

Sustainability Governance

Sustainability is a core pillar of Ioneer's business strategy and governance framework. Oversight of our sustainability initiatives is led by the Environmental, Health, Safety & Sustainability (EHSS) Committee, which is responsible for monitoring performance and managing risks across key areas including:

- Health, safety, and employee well-being
- Environmental impact (e.g., energy efficiency, waste management)
- Community and social engagement
- Human rights and security
- Engagement with Tribal Nations

Committee Composition

The EHSS Committee is comprised of the following Board members:

- Rose McKinney-James (Chair)
- James D. Calaway
- Margaret R. Walker

In Fiscal Year 2025 (FY2025), the Committee convened three times. Meeting topics, member qualifications, and attendance records are detailed in the Directors' Report of the Annual Report. The EHSS Charter is reviewed annually to ensure alignment with Ioneer's evolving strategic and operational needs. Additional insights into meeting discussions are available in the Quarterly Activities Report.

FY2025 Highlights

Key actions during the fiscal year included progress in environmental permitting and compliance, strengthened community and Tribal engagement, and ongoing efforts to preserve Tiehm's Buckwheat, a species critical to local biodiversity.

Sustainability-Linked Remuneration

Ioneer is committed to recognizing the achievements and efforts of our Board, executive leadership, senior management, and employees through a robust remuneration framework. This framework rewards contributions to operational, financial, and sustainability objectives while supporting the growth of our leadership team.

Our remuneration framework is based on the following key principles:

- Attract, retain and motivate our employees and leaders by providing remuneration packages that align with shareholder interests, are equitable, and externally competitive;
- Provide a remuneration balance weighted towards risk and return to align with shareholders;
- Clearly align short and long-term objectives to financial awards;
- Ensure fairness and appropriateness in relation to the performance of the Company and stakeholder expectations;
- Grant equity-based remuneration during the Company's development phase to conserve cash; and
- Comply with all relevant legal requirements.

The Nomination & Remuneration Committee supports the Board in overseeing, guiding, and making recommendations on remuneration matters. All Ioneer employees are eligible to participate in the short-term incentive plan (STIP) on an annual basis, with performance evaluated against clear goals and objectives set at the start of each fiscal year. Sustainability measures are incorporated into the STIP. For example, in FY2025, initiatives were related to Sustainability and Environmental Stewardship such as permitting, water stewardships, and growth of our safety culture and practices.

The below skills matrix outlines the collective mix of the Boards' standing against those identified categories:

Knowledge, Skills and Experience						
Strategy - Experience at developing, implementing and delivering on strategy.	10	10	10	10	10	8
Senior Leadership - Senior leadership experience.	10	10	10	10	10	8
Mining, Resources & Commodities - Experience in mining and resources with proven expertise in exploration, development, mine production, mineral processing, distribution of resource products, marketing and development of product and/or customer management strategies.	10	10	9	8	4	1
Stakeholder Management - Experience in socially responsible development and engagement with investors, local communities, First Nations stakeholders, landholders, regulators, government, industry associations, the media and the general public.	9	8	8	8	8	6
Risk Management - Experience in the identification, evaluation, assurance, monitoring and review of key business risks.	10	8	8	8	8	7
Technology, Cyber security & IT - Experience in software, programming and data sourcing, analytics, enterprise resource planning, maintenance and storage, digital technology, digital marketing, cyber security, social media, emerging technology and technical innovation.	8	7	6	6	5	3
Sustainability - Experience in health, safety and wellbeing, the workplace environment, environmental management and sustainability, and community and other stakeholder engagement. Possesses an understanding of the regulatory framework, employer and operator duties, climate-related threats and opportunities (including the transition to low carbon economy and public policy), and sustainability-related reporting standards and guidance.	10	8	8	8	6	4
Financial Acumen - Experience in accounting and finance, tax, financial statements, assessing financial viability, capital management and financial planning, the preparation of budgets and plans, and funding strategies.	10	10	8	7	6	6
Corporate Transactions - Experience in identifying and managing corporate transactions including setting strategic direction, undertaking due diligence and transaction execution. Corporate transactions including debt and equity capital funding, restructuring transactions, and mergers, acquisitions and divestments.	10	10	8	8	7	6

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GRI content index

Statement of use

Ioneer has reported the information cited in this GRI content index for the period of July 1, 2024, to June 30, 2025 with reference to the GRI Universal 2021 Standards.

2021 GRI Standard	2021 Disclosure Number	Disclosure Title	Location	Page Number
The Organisation and its Reporting Practices				
GRI 2: General Disclosures 2021	2-1	Organisational details	Ioneer at a Glance Headquarters: Nevada, USA	06
GRI 2: General Disclosures 2021	2-2	Entities included in the organisation's sustainability reporting	About this Report	03
GRI 2: General Disclosures 2021	2-3	Reporting period, frequency, and contact point	About this Report Publication Date: September 18, 2025	03
GRI 2: General Disclosures 2021	2-4	Restatements of information	Not applicable	
GRI 2: General Disclosures 2021	2-5	External assurance	2025 Sustainability Report has not been externally assured	
Activities and Workers				
GRI 2: General Disclosures 2021	2-6	Activities, value chain, and other business relationships	Ioneer at a Glance	06
GRI 2: General Disclosures 2021	2-7	Employees	Talent Attraction, Development, and Retention	34
GRI 2: General Disclosures 2021	2-8	Workers who are not employees		
Governance				
GRI 2: General Disclosures 2021	2-9	Governance structure and composition	Strong Governance For more information on our governance structure, please refer to our Corporate Governance Statement	38
GRI 2: General Disclosures 2021	2-10	Nomination and selection of the highest governance body	Strong Governance 2025 Annual Report	38

2021 GRI Standard	2021 Disclosure Number	Disclosure Title	Location	Page Number
GRI 2: General Disclosures 2021	2-11	Chair of the highest governance body	Strong Governance For more information on our governance structure, please refer to our Corporate Governance Statement	38
GRI 2: General Disclosures 2021	2-12	Role of the highest governance body in overseeing the management of impacts	Strong Governance For more information on our governance structure, please refer to our Corporate Governance Statement	38
GRI 2: General Disclosures 2021	2-13	Delegation of responsibility for managing impacts	Sustainability Governance	42
GRI 2: General Disclosures 2021	2-14	Role of the highest governing body in sustainability reporting	Sustainability Governance	42
GRI 2: General Disclosures 2021	2-15	Collective knowledge of the highest governance body	Strong Governance For more information on our governance structure, please refer to our Corporate Governance Statement	38
GRI 2: General Disclosures 2021	2-16	Communications of Critical Concern	Strong Governance	38
GRI 2: General Disclosures 2021	2-17	Collective knowledge of the highest governance body	Strong Governance For more information on our governance structure, please refer to our Corporate Governance Statement	38
GRI 2: General Disclosures 2021	2-18	Evaluation of the performance of the highest governance body	Strong Governance For more information on our governance structure, please refer to our Corporate Governance Statement	38
GRI 2: General Disclosures 2021	2-19	Remuneration policies	Sustainability-linked Remuneration For more information, please refer to Annual Report (Director's Report on Remuneration)	42
GRI 2: General Disclosures 2021	2-20	Process to determine remuneration	Sustainability-linked Remuneration For more information, please refer to Annual Report (Director's Report on Remuneration)	42
Strategy, Policies, and Practices				
GRI 2: General Disclosures 2021	2-21	Annual total compensation ratio	Not Applicable	

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2021 GRI Standard	2021 Disclosure Number	Disclosure Title	Location	Page Number
GRI 2: General Disclosures 2021	2-22	Statement on sustainable development strategy	Message from Leadership	04
GRI 2: General Disclosures 2021	2-23	Policy commitments	Ioneer Corporate Policy Snapshot Risk Oversight	41 & 42
GRI 2: General Disclosures 2021	2-24	Embedding policy commitments	Strong Governance	38
GRI 2: General Disclosures 2021	2-25	Processes to remediate negative impacts	Stakeholder Engagement Year in Review Environmental Stewardship Risk Oversight	08, 18, 28, & 42
GRI 2: General Disclosures 2021	2-26	Mechanisms for seeking advice and raising concerns	Stakeholder Engagement Risk Oversight	28 & 42
GRI 2: General Disclosures 2021	2-27	Compliance with laws and regulations	Zero cases of instances of non-compliance	
GRI 2: General Disclosures 2021	2-28	Membership associations	Not Applicable	
Stakeholder Engagement				
GRI 2: General Disclosures 2021	2-29	Approach to stakeholder engagement	Stakeholder Engagement	16-17
GRI 2: General Disclosures 2021	2-30	Collective bargaining agreements	Not Applicable	
Disclosures on Material Topics				
GRI 3: Material Topics 2021	3-1	Process to determine material topics	Our Material Topics	31
GRI 3: Material Topics 2021	3-2	List of material topics	Our Material Topics	31
Priority topic: Energy and Emissions				
Emissions				
GRI 3: Material Topics 2021	3-3	Management of material topics	Our Material Topics GHG Emissions	31 & 33

2021 GRI Standard	2021 Disclosure Number	Disclosure Title	Location	Page Number
GRI 305: Emissions 2016	305-1	Direct (Scope 1) GHG emissions	Please note that the Rhyolite Ridge Project is currently not operational. Hence, we are not monitoring our greenhouse gas emissions. We will report our emissions inventory once we start operations	
GRI 305: Emissions 2016	305-2	Energy indirect (Scope 2) GHG emissions	Please note that the Rhyolite Ridge Project is currently not operational. Hence, we are not monitoring our greenhouse gas emissions. We will report our emissions inventory once we start operations	
GRI 305: Emissions 2016	305-3	Other indirect (Scope 3) GHG emissions	Please note that the Rhyolite Ridge Project is currently not operational. Hence, we are not monitoring our greenhouse gas emissions. We will report our emissions inventory once we start operations	
GRI 305: Emissions 2016	305-4	GHG emissions intensity	GHG Emissions	31
GRI 305: Emissions 2016	305-5	Reduction of GHG emissions	GHG Emissions Please note that the Rhyolite Ridge Project is currently not operational. Hence, we are not monitoring our greenhouse gas emissions as well as impact of emissions reduction initiatives. We have partnered with Caterpillar's Pathways to Sustainability Program to improve operating efficiency and reduce GHG emissions to be implemented in the operational phase. A high-level snapshot of our planned initiatives is provided	27 & 33
Priority topic: Water and Effluents				
Water				
GRI 3: Material Topics 2021	3-3	Management of material topics	Our Material Topics Water and Effluents	31
GRI 303: Water and Effluents 2018	303-1	Interactions with water as a shared resource	Water and Effluents	26
GRI 303: Water and Effluents 2018	303-5	Water consumption	Water and Effluents	26

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2021 GRI Standard	2021 Disclosure Number	Disclosure Title	Location	Page Number
Priority topic: Water and Effluents				
Water				
GRI 304: Biodiversity 2016	3-3	Management of material topics	Our Material Topics Biodiversity and Land Use	18-27 & 31
GRI 304: Biodiversity 2016	304-2	Significant impacts of activities, products and services on biodiversity	Biodiversity and Land Use	18-27
Priority topic: Talent Retention, Development, and Attraction				
Employment				
GRI 3: Material Topics 2021	3-3	Management of material topics	Our Material Topics Our People	31 & 34
GRI 401: Employment 2016	401-1	New employee hires and employee turnover	Talent Attraction, Development, and Retention	34
GRI 401: Employment 2016	401-2	Benefits provided to full-time employees that are not provided to temporary or part time employees	Benefits and Wellbeing	36
Training and Education				
GRI 3: Material Topics 2021	3-3	Management of material topics	Our Material Topics Our People	31 & 34
GRI 404: Training and Education 2016	404-1	Average hours of training per year per employee	Health and Safety	27
Priority topic: Local Community				
Local Communities				
GRI 3: Material Topics 2021	3-3	Management of material topics	Our Material Topics Partnering with Communities	28-30 & 31

2021 GRI Standard	2021 Disclosure Number	Disclosure Title	Location	Page Number
GRI 413: Local Communities 2016	413-1	Operations with local community engagement, impact assessments, and development programs	Partnering with Communities	28
Occupational Health and Safety				
GRI 3: Material Topics 2021	3-3	Management of material topics	Our Material Topics Health, Safety, and Well-being	31 & 35-36
GRI 403: Occupational Health and Safety 2018	403-1	Occupational health and safety management system	Health, Safety, and Well-being	35-36
GRI 403: Occupational Health and Safety 2018	403-4	Worker participation, consultation, and communication on occupational health and safety	Health, Safety, and Well-being	35-36
GRI 403: Occupational Health and Safety 2018	403-5	Worker training on occupational health and safety	Health, Safety, and Well-being	35-36
GRI 403: Occupational Health and Safety 2018	403-9	Work-related injuries	Health, Safety, and Well-being	35-36
GRI 403: Occupational Health and Safety 2018	403-10	Work-related ill health	Health, Safety, and Well-being	35-36

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2025 Sustainability Report  Offices  Corporate Office  Suite 16.01  Level 16, 213 Miller Street North Sydney NSW 2060 Australia  Telephone: +61 2 9922 5800  Reno Office  9460 Double R. Blvd, Suite 200  Reno Nevada 89521 USA  Telephone: +1 775 382 4800  Website: www.ioneer.com Email: info@ioneer.com  Inquiries  Investor Relations:  Email: ir@ioneer.com Telephone: (US) +1 775 993 8563  Telephone: (AUS) +61 2 8355 1817  Media:  Email: ioneer@fgsglobal.com  Community Grievance Reporting  Refer to the Company’s Contact - Ioneer  https://report.syntrio.com/ioneer  Toll-Free Telephone:  English-speaking USA and Canada: 833-759-7300  Spanish-speaking USA and Canada: 800-216-1288  Email: reports@syntrio.com  Share Registrar  Boardroom Pty Limited  Grosvenor Place  Level 12, 225 George Street  Sydney NSW 2000  Telephone: 1300 737 760  Social Media